Helus Pharma Appoints Former Pfizer Chief Medical Officer Dr. Freda Lewis-Hall to Board of Directors & Chair of the Scientific Advisory Committee

• In this role, Dr. Lewis-Hall will guide clinical development strategy, regulatory engagement, and translational rigor across Helus’ novel serotonergic agonist (“NSA”) portfolio

This news release constitutes a “designated news release” for the purpose of the Company’s prospectus supplement dated December 30, 2025, to it short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

NEW YORK & TORONTO – February 24, 2026 – Helus Pharma™ (Nasdaq: HELP) (Cboe CA: HELP), a clinical stage pharmaceutical company developing NSAs for serious mental health conditions, today announced the appointment of Dr. Freda Lewis-Hall, DFAPA, MFPM, to its Board of Directors. Dr. Lewis-Hall will also serve as Chair of the Company’s Scientific Advisory Committee.

Dr. Lewis-Hall is a pioneering physician and biopharmaceutical executive with more than 40 years of experience spanning clinical care, research, academia, corporate leadership, and public health advocacy. She began her medical career as a practicing psychiatrist, focusing on the impact of mental illness on families and communities.

She later held senior leadership roles across the biopharmaceutical industry, including serving for more than a decade on Pfizer’s Executive Leadership Team as Executive Vice President and Chief Medical Officer. In that role, she led a global medical organization operating in more than 125 countries and supporting a broad portfolio of medicines and vaccines. She subsequently served as Chief Patient Officer, advancing patient engagement, inclusion, and health equity initiatives across the enterprise. During her tenure, she also helped lead the spinout of SpringWorks Therapeutics and served on its Board of Directors, guiding the company through regulatory approvals and its evolution into a commercial-stage organization prior to its acquisition by Merck KGaA for approximately $3.4 billion. Dr. Lewis-Hall has also held senior leadership positions at Vertex Pharmaceuticals, Bristol Myers Squibb, Pharmacia Corporation, and Eli Lilly and Company.

Dr. Lewis-Hall is a Distinguished Fellow of the American Psychiatric Association and previously served as Vice Chairperson and Associate Professor in the Department of Psychiatry at Howard University College of Medicine. She has also advised the National Institute of Mental Health.

“Dr. Lewis-Hall is a highly respected physician and leader whose career has been defined by bringing complex, innovative therapies from development to patients around the world, particularly in areas of serious and underserved mental health need,” said Michael Cola, Chief Executive Officer of the Company. “Her deep experience in clinical strategy, regulatory engagement, and global commercialization will be invaluable as we advance our novel serotonergic agonist programs for psychiatric disorders and continue building a company grounded in scientific rigor, patient impact, and responsible scale. We are honored to welcome her to our Board and as Chair overseeing the Scientific Advisory Committee.”

“Throughout my career, I have focused on ensuring that scientific innovation translates into therapies that make a meaningful difference for patients — and that can be delivered reliably within real-world healthcare systems,” said Dr. Lewis-Hall. “What distinguishes Helus Pharma is its disciplined approach at the intersection of rigorous science, a thoughtfully advancing clinical portfolio, and focused execution in areas of significant unmet need in mental health. I believe the company is building a differentiated development platform that has yet to be fully recognized by the broader market.”

She continues, “Helus Pharma’s commitment to strong clinical design, reproducibility, and regulatory clarity reflects the standards required to earn and sustain trust among patients, providers, and regulators. This work is deeply personal to me, given my early experience on the frontlines of mental health care. I look forward to supporting the company as it advances programs designed to deliver meaningful, durable outcomes for patients and long-term value for stakeholders.”

As Chair of the Scientific Advisory Committee, Dr. Lewis-Hall will provide leadership in scientific, clinical, and regulatory governance across Helus’ portfolio, advising on discovery opportunities, clinical development strategy, and regulatory pathways to support pipeline advancement and progress toward commercialization.

As a member of the Board of Directors, she will contribute to corporate governance and long-term strategic oversight, helping ensure that patient outcomes, clinical rigor, and disciplined decision-making remain central to the Company’s growth strategy.

Dr. Lewis-Hall’s appointment to the Company’s board of directors is subject to approval of Cboe Canada.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc. (the “Company” or “Helus Pharma”) is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus PharmaTM is a trademark of Cybin Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the impact of Freda Lewis-Hall on the Scientific Advisory Committee and Board of Directors, and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Josh Barer
astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562